UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 28 November 2008

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

Enclosures: Sasol to appeal decision of the European Commission and
Results of Annual General Meeting

SOL - Sasol - Sasol To Appeal Decision Of The European Commission

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
JSE Code: SOL
NYSE Code: SSL
("Sasol" or "the Company)

SASOL TO APPEAL DECISION OF THE EUROPEAN COMMISSION

Sasol today announced that it will lodge an appeal in December
2008 with the European Court of First Instance in Luxemburg
against the decision of the European Commission of 1 October 2008
to impose a fine of Euro 318,2 million on Sasol companies on the
basis that the fine is too high and should be reduced.

28 November 2008
Johannesburg

Issued by Sponsor: Deutsche Securities (SA) (Pty) Limited

Sasol Limited - Results of Annual General Meeting
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
JSE Code: SOL
NYSE Code: SSL
("Sasol" or "the Company)

RESULTS OF ANNUAL GENERAL MEETING

Sasol shareholders are advised that the requisite majority of
shareholders approved all the ordinary and special resolutions
proposed at the meeting held today, Friday 28 November 2008,
as detailed in the notice to shareholders dated 20 October 2008.

The special resolutions will be lodged with the Companies and
Intellectual Property Registration Office for registration.

As announced on Monday 8 September 2008, with effect from today,
Friday 28 November 2008:

  1. Mr P V Cox has retired as Chairman and non-executive
      director of the Company;

  2. Mrs T H Nyasulu has been appointed the Chairman of the
      Company; and

  3. Professor J E Schrempp has been appointed as lead
      independent non-executive director of the Company.

Mrs E le R Bradley will retire as a non-executive director of the
Company with effect from 1 January 2009.

Shareholders are further advised that given the global financial
crisis, a cash conservation approach has been adopted by the
Company in order to better position the Company in the short term
for long term growth. The directors will take into consideration
the prevailing macro economic factors and market conditions that
may impact the Company, the financial position of the Company,
specifically its cash flow and gearing, when deciding on the
implementation of the general authority to re-purchase shares.

28 November 2008
Johannesburg

Issued by Sponsor: Deutsche Securities (SA) (Pty) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 November 2008   By: /s/ N L Joubert
                                          Name: Nereus Louis Joubert
                                          Title: Company Secretary